SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        ---------------------------------
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                                SecureLogic Corp.
           ----------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
           ----------------------------------------------------------
                         (Title of Class of Securities)


                                    61239R105
           -----------------------------------------------------------
                                 (CUSIP Number)


                                  May 12, 2005
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          |_| Rule 13d-1(b)

          |X| Rule 13d-1(c)

          |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01072Q103

--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Michael Gardner
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (a) |_|
       (b) |X|
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
     NUMBER OF         5   SOLE VOTING POWER
       SHARES
    BENEFICIALLY           4,478,471*
      OWNED BY    --------------------------------------------------------------
        EACH           6   SHARED VOTING POWER
     REPORTING
       PERSON              -
       WITH:
                  --------------------------------------------------------------
                       7   SOLE DISPOSITIVE POWER

                           4,478,471*
--------------------------------------------------------------------------------
                       8   SHARED DISPOSITIVE POWER

                           -
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,478,471*
--------------------------------------------------------------------------------
  10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES (SEE INSTRUCTIONS)                                     |X|
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       7.9%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 01072Q103


Item 1(a).  Name of Issuer: SecureLogic Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            40 Wall Street, 58th Floor
            New York, New York 10005

Item 2(a).  Name of Person Filing: Michael Gardner

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            40 Wall Street, 58th Floor
            New York, NY 10005

Item 2(c).  Citizenship: United States

Item 2(d).  Title of Class of Securities: Common Stock

Item 2(e).  CUSIP Number: 61239R105

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a:

     (a)      [_] Broker or dealer registered under Section 15 of the Exchange
                  Act.

     (b)      [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)      [_] Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.

     (d)      [_] Investment company registered under Section 8 of the
                  Investment Company Act.

     (e)      [_] An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

     (f)      [_] An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F);

     (g)      [_] A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G);

     (h)      [_] A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act;

     (i)      [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)      [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned: 4,478,471*#

      (b)   Percent of class: 7.9%

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote: 4,478,471*#

            (ii)  Shared power to vote or to direct the vote: -

            (iii) Sole power to dispose or to direct the disposition of
                  4,478,471*#

            (iv)  Shared power to dispose or to direct the disposition of: -

* The Reporting Person disclaims beneficial ownership of 158,667 shares owned by his wife which are not included in the shares beneficially owned by him in accordance with the instructions to this Schedule. This filing shall not be deemed an admission of beneficial ownership under Section 13(d) or any other provision.

# includes 550,963 shares issuable upon exercise of warrants.


Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

The shares beneficially owned are held by the Reporting Person individually, in his Individual Retirement Account, by Baytree Capital Associates, LLC, a consulting firm of which he is the sole member and two other entities he controls.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not applicable

Item 8.  Identification and Classification of Members of the Group.

          Not applicable

Item 9.  Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certifications.

(a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

(b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  August 17, 2005
                    ----------------------------------------
                                     (Date)


                               /s/ Michael Gardner
                    ----------------------------------------
                                   Michael Gardner


                                 Michael Gardner
                    ----------------------------------------
                                  (Name/Title)

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).